

Mail Stop 4631

February 23, 2018

<u>Via email</u>
Mr. Scott J. Robinson
Senior Vice President & Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

    Re: Donaldson Company, Inc.
            Form 10-K
            Filed September 22, 2017
            File No. 1-7891

Dear Mr. Robinson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended July 31, 2017</u>

<u>Critical Accounting Policies, page 21</u>

1. We note from the goodwill critical accounting policy on page 22 regarding the impairment testing results of the Gas Turbine Systems (GTS) reporting unit that "Holding all other assumptions constant, zero revenue growth or below for fiscal years 2019-2026 would result in impairment." We also note the excess of fair value over carrying value for this reporting unit decreased from 38% as of the fiscal 2016 testing date to 15% as of the fiscal 2017 testing date. Please tell us the revenue growth rate assumption utilized in the fiscal 2017 impairment assessment and how the decreasing revenue trend in the GTS unit (20% decline in 2016 and 18% decline in 2017) was considered in your assumptions and analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien *for*

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction